UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Publicly-held Company with Authorized Capital CNPJ No. 90.400.888/0001-42

MATERIAL FACT

BANCO SANTANDER (BRASIL) informs that Banco Santander, S.A. (“Santander Spain”) filed on October 16, 2014 with the U.S. Securities and Exchange Commission a prospectus supplement to the offer to exchange/prospectus.

The offer to exchange/prospectus, dated September 18, 2014, relates to the exchange offer in the United States of America of American Depositary Shares (“ADS”) issued by Santander Brasil as well as shares and units issued by Santander Brasil and held by U.S. holders for ADSs issued by Santander Spain.

As disclosed in the prospectus supplement, Santander Spain has increased the exchange ratios in the exchange offers from 0.35 to 0.3576 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 to 0.7152 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS, to reflect the Santander Spain scrip dividend declared on October 16, 2014 with a record date of October 17. Except for the increase in the exchange ratios, all other terms of the exchange offers remain the same.

The offer to exchange/prospectus and the prospectus supplement are available on the following websites: www.sec.gov, www.cvm.gov.br, www.bmfbovespa.com.br, www.ri.santander.com.br, www.santander.com.br/prospectos, www.santander.com

São Paulo, October 17, 2014

Angel Santodomingo Martell Investor Relations Officer Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 17, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer